UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

------------------------------------------------------------------------------


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                                 OWENS CORNING
                            -------------------------
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
               --------------------------------------------------
                         (Title of Class of Securities)


                                    690742101
                             ---------------------
                                 (CUSIP Number)


                                December 31, 2006
                       ----------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ]  Rule 13d-1(b)

                                [X]  Rule 13d-1(c)

                                [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                                Page 1 of 8 Pages

                                  SCHEDULE 13G

CUSIP No.: 690742101                                          Page 2 of 8 Pages
.................................................................................
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).


      GLENVIEW CAPITAL MANAGEMENT, LLC
.................................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [ ]

      (b) [ ]
.................................................................................
3.    SEC Use Only
.................................................................................
4.    Citizenship or Place of Organization

      Delaware
................................................................................
Number of        5.       Sole Voting Power                  0
Shares           ..............................................................
Beneficially     6.       Shared Voting Power                99,600
Owned by Each    ..............................................................
Reporting        7.       Sole Dispositive Power             0
Person With      ..............................................................
                 8.       Shared Dispositive Power           99,600
................................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      99,600
.................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      [ ]
.................................................................................
11.   Percent of Class Represented by Amount in Row (9)

      0.076% based on 130,807,241 Shares outstanding as of January 10, 2007.
.................................................................................
12.   Type of Reporting Person:

      OO

                                  SCHEDULE 13G

CUSIP No.: 690742101                                          Page 3 of 8 Pages
.................................................................................
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).


      GLENVIEW CAPITAL GP, LLC
.................................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [ ]

      (b) [ ]
.................................................................................
3.    SEC Use Only
.................................................................................
4.    Citizenship or Place of Organization

      Delaware
................................................................................
Number of        5.       Sole Voting Power                  0
Shares           ..............................................................
Beneficially     6.       Shared Voting Power                99,600
Owned by Each    ..............................................................
Reporting        7.       Sole Dispositive Power             0
Person With      ..............................................................
                 8.       Shared Dispositive Power           99,600
................................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      99,600
.................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      [ ]
.................................................................................
11.   Percent of Class Represented by Amount in Row (9)

      0.076% based on 130,807,241 Shares outstanding as of January 10, 2007.
.................................................................................
12.   Type of Reporting Person:

      OO

                                  SCHEDULE 13G

CUSIP No.: 690742101                                          Page 4 of 8 Pages
.................................................................................
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).


      LAWRENCE M. ROBBINS
.................................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [ ]

      (b) [ ]
.................................................................................
3.    SEC Use Only
.................................................................................
4.    Citizenship or Place of Organization

      United States of America
................................................................................
Number of        5.       Sole Voting Power                  0
Shares           ..............................................................
Beneficially     6.       Shared Voting Power                99,600
Owned by Each    ..............................................................
Reporting        7.       Sole Dispositive Power             0
Person With      ..............................................................
                 8.       Shared Dispositive Power           99,600
................................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      99,600
.................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      [ ]
.................................................................................
11.   Percent of Class Represented by Amount in Row (9)

      0.076% based on 130,807,241 Shares outstanding as of January 10, 2007.
.................................................................................
12.   Type of Reporting Person:

      IA

                                                              Page 5 of 8 Pages
Item 1(a).  Name of Issuer:

            Owens Corning (the "Issuer").

Item 1(b).  Address of Issuer's Principal Executive Offices:

            One Owens Corning Parkway, Toledo, OH 43659

Item 2(a).  Name of Person Filing

            This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

            i)  Glenview Capital Management, LLC ("Glenview Capital
Management");

            ii) Glenview Capital GP, LLC ("Glenview Capital GP"); and

            iii) Lawrence M. Robbins ("Mr. Robbins").

            This Statement relates to Shares (as defined herein) held for the accounts of Glenview Capital Partners, L.P., a Delaware limited partnership ("Glenview Capital Partners"), Glenview Institutional Partners, L.P., a Delaware limited partnership ("Glenview Institutional Partners"), and Glenview Capital Master Fund, Ltd., a Cayman Islands exempted company ("Glenview Capital Master Fund").

            Glenview Capital Management serves as investment manager to each of Glenview Capital Partners, Glenview Institutional Partners, and Glenview Capital Master Fund. In such capacity, Glenview Capital Management may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Glenview Capital Partners, Glenview Institutional Partners, and Glenview Capital Master Fund. Glenview Capital GP is the general partner of Glenview Capital Partners and Glenview Institutional Partners. Glenview Capital GP also serves as the sponsor of the Glenview Capital Master Fund. In such capacities, Glenview Capital GP may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Glenview Capital Partners, Glenview
Institutional Partners, and Glenview Capital Master Fund. Mr. Robbins is the Chief Executive Officer of Glenview Capital Management and Glenview Capital GP.

Item 2(b).  Address of Principal Business Office or, if None, Residence

            The address of the principal business office of each of Glenview Capital Management, Glenview Capital GP, and Mr. Robbins is 767 Fifth Avenue, 44th Floor, New York, New York 10153.

                                                              Page 6 of 8 Pages


Item 2(c).  Citizenship

            i) Glenview Capital Management is a Delaware limited liability company;

            ii) Glenview Capital GP is a Delaware limited liability company; and

            iii) Mr. Robbins is a citizen of the United States of America.

Item 2(d).  Title of Class of Securities:

            Common Stock, $0.01 par value per share (the "Shares")

Item 2(e).  CUSIP Number:

            690742101

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

            This Item 3 is not applicable.

Item 4.     Ownership:

Item 4(a)   Amount Beneficially Owned:

            As of December 29, 2006, each of Glenview Capital Management, Glenview Capital GP and Mr. Robbins may be deemed to be the beneficial owner of 99,600 Shares. This amount consists of (A) 5,197 Shares issuable upon the conversion of certain warrants held for the account of Glenview Capital Partners; (B) 64,990 Shares issuable upon the conversion of certain warrants held for the account of Glenview Capital Master Fund; and (C) 29,413 Shares issuable upon the conversion of certain warrants held for the account of Glenview Institutional Partners.

Item 4(b)   Percent of Class:

            As of December 29, 2006, each of Glenview Capital Management, Glenview Capital GP and Mr. Robbins may be deemed to be the beneficial owner of 0.076% of the total number of Shares outstanding (based upon information provided by the Issuer in its Rule 424(b)(3) Prospectus Supplement No. 1 filed on January 10, 2007, there were 130,807,241 Shares outstanding as of January 10,
2007).

Item 4(c)   Number of Shares of which such person has:

Glenview Capital Management, Glenview Capital GP and Mr. Robbins:
-----------------------------------------------------------------

(i) Sole power to vote or direct the vote:                            0

(ii) Shared power to vote or direct the vote:                    99,600

(iii) Sole power to dispose or direct the disposition of:             0

(iv) Shared power to dispose or direct the disposition of:       99,600

Item 5.     Ownership of Five Percent or Less of a Class:

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|

                                                              Page 7 of 8 Pages


Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            See disclosure in Item 2 hereof.

Item 8.     Identification and Classification of Members of the Group:

            This Item 8 is not applicable.

Item 9.     Notice of Dissolution of Group:

            This Item 9 is not applicable.

Item 10.    Certification:

            By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                            Page 8 of 8 Pages

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007              GLENVIEW CAPITAL MANAGEMENT, LLC


                                     By: /s/ Lawrence M. Robbins
                                         -------------------------------------
                                     Name:   Lawrence M. Robbins
                                     Title:  Chief Executive Officer

Date: February 14, 2007              GLENVIEW CAPITAL GP, LLC


                                     By: /s/ Lawrence M. Robbins
                                         -------------------------------------
                                     Name:   Lawrence M. Robbins
                                     Title:  Chief Executive Officer

Date: February 14, 2007              LAWRENCE M. ROBBINS

                                     /s/ Lawrence M. Robbins
                                     -----------------------------------